United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-15202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
December 31, 2018 and 2017
Index to Financial Statements and Supplemental Schedules

Page(s)
Report of Independent Registered Public Accounting Firm    pg.1

Financial Statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2018 and 2017    pg.2
Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2018    pg.3
Notes to Financial Statements    pg.4 - 10

Supplemental Schedules*:

Supplemental Schedule H, line 4i — Schedule of Assets (Held at End of Year) — December 31, 2018    pg.11 - 12

Exhibit 23 - Consent of Independent Registered Public Accounting Firm    EX-23

 * Schedules required by Form 5500 which are not applicable have not been included herein.

Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator
W. R. Berkley Corporation Profit Sharing Plan:

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of the W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2018, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, line 4i - Schedule of Assets (Held at End of Year) - December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have not been able to determine the specific year that we began serving as the Plan’s auditor, however we are aware that we have served as the Plan’s auditor since at least 1993.
New York, NY
July 1, 2019

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2018 and 2017

	2018	2017
Assets:
Investments, at fair value (note 6):
W. R. Berkley Corporation Common Stock Fund	$117,961,742	$119,008,086
Mutual Funds	367,482,766	401,772,912
Common Collective Trusts	505,296,619	535,057,285
Money Market Funds	67,670,107	60,380,223
Other Investments	109,658	503,135
Total investments	1,058,520,892	1,116,721,641

Participant loans receivable	16,957,467	18,293,079

Contributions Receivable Employer	42,303,063	39,360,109

Total Assets	1,117,781,422	1,174,374,829

Liabilities:
Payable for securities purchased	1,689,908	—
Payable for trustee, administrative fees and other	73,657	657,086
Total Liabilities	1,763,565	657,086

Net assets available for plan benefits	$1,116,017,857	$1,173,717,743
See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2018

Additions to net assets attributed to:
Investment income (loss):
Interest and dividends	$33,443,908
Net appreciation (depreciation) in fair value of investments	(76,923,192)
Net investment income (loss)	(43,479,284)

Interest on participant loans	665,088

Contributions:
Employer	42,304,034
Participants	41,637,170
Rollovers	11,452,406
Total contributions	95,393,610

Total additions	52,579,414

Deductions from net assets attributed to:
Benefits paid to participants	109,775,541
Other expense (income), net	503,759
Total deductions	110,279,300

Net decrease in net assets available for plan benefits	(57,699,886)

Net assets available for plan benefits at:
Beginning of year	1,173,717,743

End of year	$1,116,017,857
See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(1)     Plan Description
The following brief description of the W. R. Berkley Corporation (the “Company”) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. This brief description is qualified in its entirety by the text of the Plan, and Participants should refer to the Plan for a more complete description of the Plan. Capitalized terms used herein shall have the respective meanings as set forth in the Plan.
(a)    General
The Plan is a defined contribution plan and was established for the benefit of eligible Employees of the Company and its participating subsidiaries. Employees of the Company and its participating subsidiaries become eligible to participate in the Plan for purposes of making Tax-Deferred Contributions, Roth Contributions, Catch-Up Contributions and Rollover Contribution/Transfer Amounts on the date they were first credited with an Hour-of-Service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan allows for mandatory distributions to terminated Participants whose vested Account balance is less than $1,000.
Fidelity Management Trust Company (“Fidelity”) is the Trustee and Fidelity or its affiliates act as the custodian and record keeper for the Plan. The Company has a Profit Sharing Plan Finance Committee (“Finance Committee”) to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee (“Administrative Committee”) to act as the administrator of the Plan (“Plan Administrator”).

(b)    Contributions
Employer Contributions
Each Plan Year, the Company makes an Employer Profit Sharing Contribution to the Plan. The Company’s current minimum Employer Profit Sharing Contribution for each Plan Year is 5% of a Participant’s Earnings for the period of the calendar year that the Employee was a Participant, up to the maximum amount permitted for one year by the Internal Revenue Code of 1986, as amended (“IRC”). The Company’s Employer Profit Sharing Contribution is allocated as follows: 60% to the Participant’s Company Profit Sharing Account, subject to the Plan’s vesting schedule; and 40% to the Participant’s Tax-Deferred Contribution Account, which is 100% vested.
Employer Profit Sharing Contributions are determined separately for each Participating Employer prior to the end of each calendar year and are allocated as of the last day of the calendar year based on the Participant’s Earnings. Eligible Earnings accrue on the earlier of the first day of the Calendar Quarter following the first full Calendar Quarter in which the Participant completes 250 Hours-of-Service, or on the first day of the Calendar Quarter following the first employment year (the 12 consecutive month period measured from the date of the first Hour-of-Service) in which the Participant completes at least 1,000 Hours-of-Service provided they are an employee on the first day of such Calendar Quarter. If the Participant’s employment during a single Plan Year was divided between two or more Participating Employers, and the Participant is eligible for an Employer Profit Sharing Contribution for the Plan Year, each Participating Employer for which the Participant worked will make the appropriate contribution to the Participant’s Account based on their period of service with, and Earnings from, the Participating Employer.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Participant Contributions
Tax-Deferred Contributions
A Participant in the Plan may elect to have voluntary Tax-Deferred Contributions deducted from their pay, for each pay period, in any amount from 1% to 50% of their eligible Earnings. A Participant may also elect to have an amount in excess of 50% of their eligible Earnings for a pay period deducted provided that their aggregate Tax-Deferred Contributions for the calendar year do not exceed 50% of the Participant’s eligible Earnings to date up to a statutory limit ($18,500 for 2018). A Participant may change or suspend their Tax-Deferred Contributions election. Effective January 1, 2017, any Employee who fails to make an election with respect to the Tax-Deferred Contributions and/or Roth Contributions shall be deemed to have elected to make Tax-Deferred Contributions to the Plan at a rate equal to 1% of Earnings commencing the first payday on or after the 90th day following the Employee’s employment commencement date.
After-Tax Roth Contributions
A Participant may designate part or all of their Plan contributions as either Tax-Deferred Contributions or as after-tax Roth Contributions provided that their aggregate combined Tax-Deferred Contributions and after-tax Roth Contributions for the calendar year do not exceed 50% of the Participant’s Earnings for the Plan year up to a statutory limit ($18,500 for 2018). A Participant may change or suspend their after-tax Roth Contribution election. An in-plan Roth conversion feature is available subject to terms and conditions established by the Plan’s Administrative Committee. Participants may be eligible to convert certain accounts that are eligible for in-service withdrawal (other than hardship withdrawal) to a designated Roth account within the Plan.
Rollover Contributions/Transfer Amounts
A Participant who receives a qualifying rollover distribution from an eligible retirement plan may make a Rollover Contribution into the Plan even though the Participant has not otherwise become eligible to participate in the Plan. Amounts that are attributable to after-tax Roth Contributions may be rolled into the Plan only from another employer’s eligible retirement plan; they may not be rolled into the Plan from a Roth IRA, even if the only monies held in the Roth IRA were previously distributed from an eligible retirement plan.
In addition, amounts attributable to after-tax Roth Contributions must be rolled over to the Plan by means of a Rollover Contribution.
Catch-Up Contributions
In addition to the Tax-Deferred Contributions and/or after-tax Roth Contributions described above, Plan Participants who will be at least 50 years old by the end of the calendar year and who have contributed the maximum amount of Tax-Deferred Contributions and/or after-tax Roth Contributions for the year may make additional Catch-up Contributions to the Plan. For 2018, Tax-Deferred and after-tax Roth Catch-up Contributions have a combined limit of $6,000.
(c)    Participants’ Accounts
Each Participant’s Account is credited with the Participant’s contributions, the appropriate amount of the Company’s Employer Profit Sharing Contributions and an allocation of investment fund earnings or losses in which the Participant has directed his or her contribution. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested Account. The Account of each Participant is valued on a daily basis.
(d)    Vesting
Participants are fully vested in their Tax-Deferred and after-tax Roth Contributions, Roll-Over Contributions, Catch-up Contributions, the Employer Profit Sharing Contribution to their Tax-Deferred Contribution Account, and earnings thereon. Effective January 1, 2007, the vesting percent in the portion of the Employer Profit Sharing Contribution allocated to the Participant’s Company Profit Sharing Account occurs at the rate of 20% per year beginning after two years of continuous employment.
(e)    Payments of Benefits
On Termination of Employment, Retirement or death, a Participant or Participant’s beneficiary may elect to receive the payment of benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated Participants are based upon the closing price of the funds on the date the Participant requests the distribution from Fidelity. Withdrawals to active Participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.
Hardship withdrawals are allowed under certain circumstances as defined in the Plan. Participants are suspended from making contributions for six months after taking a hardship withdrawal from the Plan.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(f)    Forfeitures
Amounts forfeited by non-vested Participants who terminated employment during the year were $1,898,297 and $1,281,773 for the years ended December 31, 2018 and 2017, respectively. The Company allocates these forfeitures in the subsequent year to the Accounts of the remaining active Participants as of the last day of the Plan year. The forfeiture balance totaled $2,018,751 and $1,353,521 as of December 31, 2018 and 2017, respectively.
(g)    Participant Loans
The Plan allows Participants to borrow from their Account. Participants may borrow up to 50% of their vested Account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the Participant’s vested Account. A Participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. At December 31, 2018 and 2017, there were 1,808 and 1,992 individual loans outstanding, respectively, bearing interest at rates ranging from 3.25% to 9.50% per annum with maturities ranging from 1 to 25 years for both years.
The interest rate charged on the loan and repaid to the Participant’s Account is set to the prime rate as of the first day of the quarter in which the loan originated and is fixed for the duration of the loan. A Participant may have up to two loans outstanding at a time. Repayment of the loan to the Participant’s Account is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial repayment is not permitted other than pursuant to the aforementioned payroll deductions or as set forth in the following sentence. A Participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.
(h)    Investments
Participants are responsible for directing the investment of their respective Accounts. Contributions for which the Participant does not provide investment direction are invested in the Plan’s designated default option (“Plan Designated Fund”). The Fidelity Institutional Asset Management (“FIAM”) Target Date Commingled Pool Class Q Fund with a target Retirement Date closest to the year the Participant may retire based on their present age and a retirement age of 65, is the Plan Designated Fund. Investment changes requested by Participants are implemented as soon as administratively practical in accordance with the Plan document.
(i)    Plan Expenses
Effective January 1, 2017, each Participant is charged an annual recordkeeping maintenance fee in quarterly installments which is deducted from each Participant’s Account after the end of each quarter.
(j)    Revenue Credits
Effective January 1, 2017, any revenue credits will be allocated on a pro rata basis to Participants in the Plan who invest in investment options that generate the credits.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(2)     Summary of Significant Accounting Policies
The following are the more significant accounting policies followed by the Plan:
(a)    Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.
(b)    Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value as further described in note 6.
Purchases and sales of investments are recorded on a trade date basis. Investment purchases that have not been settled as of year-end are recorded as a liability. Realized gains and losses are based on an average cost basis and are included in net appreciation (depreciation) in fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.
Each Participant is entitled to exercise voting rights attributable to the shares of the W. R. Berkley Corporation Common Stock Fund (“Company Common Stock Fund”) allocated to his or her Account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated shares for which instructions have not been given by a Participant in the same proportion as those allocated shares for which instructions were given by Participants.
(c)    Payment of Benefits
Benefit payments are recorded when paid.
(d)    Reclassifications
The Plan has reclassified certain amounts relating to its prior period to conform to its current period presentation. These reclassifications have not changed the statement of changes in net assets available for plan benefits of prior periods.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

(3)     Risks and Uncertainties
The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies and common collective trusts. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant Account balances and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all Participant-directed fund elections. Additionally, the investments within each Participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which principally invests in a security of a single issuer. Approximately 11% and 10% of the Plan’s net assets were invested in the Company Common Stock Fund as of December 31, 2018 and 2017, respectively.
The Plan investments include mutual funds and common collective trusts that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
(4)     Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
In the event of termination of the Plan, all amounts credited to the Participants will become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the Participants pro rata in accordance with the value of each Participant’s Account on the date of such termination.
(5)     Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated October 31, 2017 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed, and being operated, in compliance with the applicable requirements of the IRC.
GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.
The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by various taxing jurisdictions. There are currently no audits for any periods in progress.
(6)     Fair Value Measurement of Investments
Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. The Plan utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:
Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Quoted prices for similar assets or valuations based on inputs that are observable.
Level 3 — Estimates of fair value based on internal pricing methodologies using unobservable inputs. Unobservable inputs are only used to measure fair value to the extent that observable inputs are not available.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.
The following is a description of the valuation methodologies used for assets measured at fair value.
Money Market Funds and Mutual Funds - Valued at the closing price reported on the active market on which the individual securities are traded.
W. R. Berkley Corporation Common Stock Fund - Consists of a small amount of cash and W. R. Berkley Corporation common stock. The stock is valued at the closing price reported on the active market on which the individual securities are traded.
Common Collective Trusts - Valued at the Net Asset Value based on the collective trust’s underlying investments as determined by the fund’s issuer. Redemptions from these collective trust funds generally can be made daily and are determined to have a readily determinable fair value.
Other Investment - Consists of short term investments and varies with the amount of cash awaiting investment and with participant activity in the W. R. Berkley Corporation common stock Fund (contributions, redemptions, exchanges, withdrawals, etc.)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes to the valuation methodologies in 2018 or 2017.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018 and 2017:

	Fair Value Measurements at December 31, 2018
		Quoted	Significant
		prices in	other	Significant
	Total assets	active	observable	unobservable
	measured at	markets	market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$117,961,742	$117,961,742	—	—
Mutual Funds	367,482,766	367,482,766	—	—
Common Collective Trusts	505,296,619	505,296,619	—	—
Money Market funds	67,670,107	67,670,107	—	—
Other Investments	109,658	109,658	—	—
Total investments	$1,058,520,892	$1,058,520,892	—	—

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2018 and 2017

	Fair Value Measurements at December 31, 2017
		Quoted	Significant
		prices in	other	Significant
	Total assets	active	observable	unobservable
	measured at	markets	market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$119,008,086	$119,008,086	—	—
Mutual Funds	401,772,912	401,772,912	—	—
Common Collective Trusts	535,057,285	535,057,285	—	—
Money Market funds	60,380,223	60,380,223	—	—
Other Investments	503,135	503,135	—	—
Total investments	$1,116,721,641	$1,116,721,641	—	—

(7)Related Party Transactions
Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity who is the Trustee as defined by the Plan and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the Company Common Stock Fund also qualify as party-in-interest transactions.
(8)Subsequent Events
The Company noted no subsequent events which would require recognition or disclosure in its evaluation through July 1, 2019, the date on which these financial statements were issued.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

		Current value at
		December 31, 2018
Identity of issuer	Description and number of shares
* W. R. Berkley Corporation Common Stock Fund	Common Stock Fund: 1,596,019 shares **	$117,961,742

* Fidelity® Extended Market Index Fund - Premium Class	Mutual Funds: 289,223 shares	15,363,549
* Fidelity® Government Income Fund	Mutual Funds: 1,597,254 shares	16,068,373
* Fidelity® Small Cap Discovery Fund	Mutual Funds: 1,511,906 shares	29,618,242
* Fidelity® Puritan® Fund - Class K	Mutual Funds: 2,180,583 shares	42,717,616
Invesco Small Cap Growth Fund Class R6	Mutual Funds: 626,594 shares	22,344,346
JPMorgan Mid Cap Value Fund Class L	Mutual Funds: 391,036 shares	12,896,374
Metropolitan West Total Return Bond Fund Plan Class	Mutual Funds: 4,126,644 shares	40,358,577
MFS International Diversification Fund Class R6	Mutual Funds: 1,742,381 shares	29,864,411
Neuberger Berman Mid Cap Growth Fund Class R6	Mutual Funds: 455,125 shares	5,661,757
Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual Funds: 942,088 shares	9,392,619
Vanguard Institutional Index Fund Institutional Shares	Mutual Funds: 308,849 shares	70,278,645
Vanguard Total International Stock Index Fund Institutional Shares	Mutual Funds: 142,458 shares	14,453,800
Vanguard Total Bond Market Index Fund Admiral Shares	Mutual Funds: 1,190,716 shares	12,442,982
Vanguard Equity-Income Fund Admiral Shares	Mutual Funds: 692,782 shares	46,021,475
Total Mutual Funds		367,482,766

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2018

		Current value at
		December 31,
Identity of issuer	Description and number of shares	2018
* FIAM Target Date 2010 Commingled Pool Class Q	Collective Trusts: 152,225 shares	2,374,704
* FIAM Target Date 2015 Commingled Pool Class Q	Collective Trusts: 632,023 shares	9,941,715
* FIAM Target Date 2020 Commingled Pool Class Q	Collective Trusts: 2,788,977 shares	42,922,356
* FIAM Target Date 2025 Commingled Pool Class Q	Collective Trusts: 3,401,332 shares	54,251,248
* FIAM Target Date 2030 Commingled Pool Class Q	Collective Trusts: 3,754,125 shares	58,939,756
* FIAM Target Date 2035 Commingled Pool Class Q	Collective Trusts: 2,382,630 shares	38,336,515
* FIAM Target Date 2040 Commingled Pool Class Q	Collective Trusts: 1,758,537 shares	27,784,887
* FIAM Target Date 2045 Commingled Pool Class Q	Collective Trusts: 1,403,682 shares	22,304,499
* FIAM Target Date 2050 Commingled Pool Class Q	Collective Trusts: 991,434 shares	15,535,773
* FIAM Target Date 2055 Commingled Pool Class Q	Collective Trusts: 443,681 shares	7,453,836
* FIAM Target Date 2060 Commingled Pool Class Q	Collective Trusts: 193,738 shares	2,181,493
* FIAM Target Date Income Commingled Pool Class Q	Collective Trusts: 81,584 shares	1,107,907
* Fidelity® Contrafund® Commingled Pool	Collective Trusts: 8,488,930 shares	132,936,644
* Fidelity® Growth Company Commingled Pool	Collective Trusts: 4,891,737 shares	89,225,286
Total Common Collective Trusts		505,296,619

Vanguard Federal Money Market Fund Investor Shares	Mutual Funds: 67,670,107 shares	67,670,107
Total Money Market Funds		67,670,107

* Participant loans	1,808 Participant loans (interest rates range from 3.25% to 9.50% per annum with maturities ranging from 1 to 25 years)	16,957,467

Other Investments	Consists of short term investments	109,658

Total investments and participant loans		$1,075,478,359
* Party-in-interest as defined by ERISA
** Not adjusted to reflect the 3-for-2 split of the Company’s Common Stock effected on April 2, 2019.
See accompanying report of independent registered public accounting firm.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION
PROFIT SHARING PLAN
/s/ Richard M. Baio
By	Richard M. Baio
Member, Profit Sharing Plan
Administrative Committee

July 1, 2019

Exhibit Index
Exhibit 23            Consent of Independent Registered Public Accounting Firm